ACM Managed Dollar Income Fund, Inc.

Exhibit 77C

811-7964

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (“ACM VIII”) was held on March 24, 2005.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Withheld
To elect four Directors of ACM VIII for a term of two or three years and until his or her successor is duly elected and qualifies.
Class One Nominee (term expires 2007):
Michael J. Downey	20,141,518	567,533
Class Two Nominees (terms expires 2008):
William H. Foulk, Jr. John H. Dobkin James M. Hester	20,166,330 20,176,231 20,157,942	542,721 532,820 551,109

S:\MF_Legal\Dennis\NSAR's\NSAR.Exhibit 77C. ACM VIII.3-05.doc